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Manuel Garciadiaz

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 450 6858 fax manuel.garciadiaz@davispolk.com

April 8, 2019

Re:	Afya Limited Confidential Submission of the Draft Registration Statement on Form F-1 Submitted April 8, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Afya Limited (the “Company”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, which was incorporated in March 2019, we have confidentially submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering ( “IPO”) of the Company’s Class A common shares via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

For the staff’s convenience, we have also enclosed three copies of the Draft Registration Statement, as confidentially submitted on EDGAR. The Company confirms that it is an “emerging growth company”, as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Act”).

Prior to the launch of the IPO, the shareholders of Afya Participações S.A. (“Afya Brazil”) will contribute substantially all of the shares of Afya Brazil to the Company in exchange for shares in the Company.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

2	April 8, 2019

We note that the Company submitted a request for a waiver from the Staff of the Division of Corporation Finance pursuant to Rule 3-13 of Regulation S-X, so that the Company may omit the financial statements of two entities that the Company believes would otherwise be required by Rule 3-05(b) of Regulation S-X.

The review partner for this submission at the Company’s audit firm, Ernst & Young Auditores Independentes S.S., is Flávio A. Machado, who can be reached at +55 31 3232 2100.

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Konstantinos Papadopoulos at 212-450-6189 or konstantinos.papadopoulos@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Virgilio Deloy Capobianco Gibbon, Chief Executive Officer, Afya Limited

Luciano Toledo de Campos, Chief Financial Officer, Afya Limited

Flávio A. Machado, Ernst & Young Auditores Independentes S.S.